FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

Below is an insert included in the mailing of the joint proxy statement of Centene Corporation and WellCare Health Plans, Inc. to stockholders of Centene in connection with Centene’s proposed acquisition of WellCare.

CENTENE Corporation
VOTE
Your vote is important! Support the Centene – WellCare transaction.

The Special Meeting to vote on the Centene – WellCare merger will take place on **June 24**. Whether or not you plan to attend, your vote is very important. **You can vote your shares by internet, telephone, or mail.** Simply follow the instructions on the enclosed form.

Important Additional Information and Where to Find It
In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation
Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation
This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.